Exhibit 2.2

MOSS LAKE GOLD MINES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED

DECEMBER 31, 2012

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

This Management's Discussion and Analysis ("MD&A") dated April 25, 2013 should be read in conjunction with Moss Lake Gold Mines Ltd.'s ("Moss Lake" or "the Company") audited financial statements for the year ended December 31, 2012, and their related notes which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

This MD&A contains "forward-looking statements" that are subject to risk factors set out in the cautionary statement below. All figuresare in Canadian dollars unless otherwise stated. Additional information on Moss Lake can be found at www.mosslakegold.com or www.sedar.com. Moss Lake trades on the TSX-Venture Exchange under the symbol "MOK". The Company's head office is at 8 King Street East, Suite 1305, Toronto, Ontario, Canada.

CAUTIONARY STATEMENT ON FORWARD LOOKING STATEMENTS

All statements, other than statements of historical fact, constitute "forward-looking statements" and are based on expectations, estimates and projections as at the date of this MD&A. The words "believe", "expect", "anticipate", "plan", "intend", "continue", "estimate", "may", "will", "schedule" and similar expressions identify forward-looking statements. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Moss Lake to be materially different from the Company's estimated future results, performance or achievements expressed or implied by the forward-looking statements and the forward-looking statements are not guarantees of future performance. Factors that could cause results or events to differ materially from current expectations expressed or implied are inherent to the gold mining industry and include, but are not limited to, those discussed in the section entitled "Risks and Uncertainties". The Company does not intend, and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or results or otherwise except as required by applicable laws.

GENERAL BUSINESS OVERVIEW

Moss Lake Gold Mines Ltd. was formed in 1994 to consolidate ownership of the Moss Lake property. In 1999 it acquired the large adjoining FountainLake property. The Company began trading on the Toronto Stock Exchange in 1995. In 2000, the Company migrated to the TSX Venture Exchange. The principal asset of the Company is the Moss Lake gold deposit. This large, low grade resource's value is sensitive to the gold price. The Company is a 57.6% owned subsidiary of Wesdome Gold Mines Ltd. ("Wesdome"), an established Canadian gold producer listed on the TSX Exchange under the symbol "WDO".

OVERALL PERFORMANCE

The Company is an exploration and development company and has no revenue. Its principal asset is the Moss Lake property and surrounding Fountain Lake claims. It may be viewed as a single asset company. The Moss Lake property hosts a large tonnage – low grade gold deposit while the surrounding claims host numerous gold occurrences and offer exploration potential.

In recent years the gold price has risen substantially and trends in the gold mining industry have shifted from traditional underground mining towards the exploitation of large tonnage – low grade deposits by surface mining techniques. From June 30, 2005 to December 31, 2012 the gold price has risen from $400US per ounce to $1,650US per ounce.

When the gold price was low, 1996 – 2005, the Company consolidated its regional land position and conducted exploration work to provide a systematic appraisal of the potential surrounding the

Moss Lake gold deposit. In 2006, the Company initiated a systematic evaluation of the Moss Lake deposit which involved a 43-101 technical report and resource estimate.

A drilling program based on recommendations of this study was conducted in 2008. Resource modelling to incorporate this work was initiated in 2009, leading to an updated 43-101 technical report and resource estimate completed in 2010. On April 29, 2011, the Company announced it obtained a $2,000,000 loan from Wesdome. The loan is to fund studies necessary to refine the level of confidence in operating and capital cost estimates required to produce a Preliminary Economic Assessment and advance the project to the Pre-Feasibility stage if warranted.

In 2011, a detailed topographic survey was conducted to aid in development of a site plan. In 2012, an independent consulting team was engaged to review resources, develop a conceptual mining plan, new metallurgical testwork and investigate the regulatory/environmental aspects, timelines and estimated costs. The Preliminary Economic Assessment is coming together.

At December 31, 2012, the Company had a working capital deficiency of $0.95 million compared to working capital of $1.43 million at December 31, 2011. Recently, the Company has been funded by small equity issuances and loans from parent company Wesdome Gold Mines Ltd., who believe in the merit of the Moss Lake project. Sufficient funds to complete the study are in place.

SELECTED ANNUAL INFORMATION

	2012	2011	2010
Interest income	$-	$-	$-
Net loss (in thousands)	(452)	(483)	(272)
Loss per common share	(0.01)	(0.01)	(0.01)
Total assets (in thousands)	4,200	4,354	2,827
Long term financial liabilities (in thousands)	-	1,783	-

The Company is an exploration and development company and has no revenue. The period to period variations in the selected annual information above reflect $226,182 of capital expenditures to advance an evaluation of the project and to grow the value of total assets, as well as the issuance of the $2,000,000 loan from Wesdome. The net loss mainly reflects interest expense, ongoing corporate and general costs required to maintain a listed company, and, in 2012, non-cash stock based compensation of $75,415. advanced the project over this time period.  Management believes it has significantly advanced the project over this time period.

DISCUSSION OF OPERATIONS Analysisof Exploration Properties
Balance, December 31, 2010	$2,768,754
Advance royalties	21,875
Camp operations	2,877
Retention	783
Technical report	60,436
Surveying	35,134
Administration fees	7,315
Balance, December 31, 2011	2,897,174
Advance royalties	21,875
Retention	783
Studies and consulting fees	189,325
Administration fees	14,199
Balance, December 31, 2012	$3,123,356

Analysis of Corporate and General Expenses

Years ended December 31	2012	2011
Insurance	$5,292	$5,525
Audit fees	18,000	18,355
Professional fees	580	71,411
Stock exchange fees	5,900	18,300
Stock transfer fees	11,169	9,652
Filing fees	4,554	11,563
Shareholders' information	12,119	10,758
Conventions	4,309	15,351
Miscellaneous	730	900
	$62,653	$161,815

	Mar 31 2012	Jun 30 2012	Sept 30 2012	Dec 31 2012
Insurance	$1,323	$1,323	$1,323	$1,323
Audit fees	4,500	4,500	4,500	4,500
Professional fees	-	-	-	580
Stock exchange fees	5,900	-	-	-
Stock transfer fees	2,109	1,405	5,542	2,113
Filing fees	-	3,495	833	226
Shareholders' information	1,200	1,287	7,283	2,349
Conventions	-	1,151	-	3,158
Miscellaneous	192	28	-	510
	$15,224	$13,189	$19,481	$14,759

During the year ended 2012, Corporate and General costs were kept to a minimum. Higher costs in 2011 were related to professional fees and promotion related to a proposed Rights Offering financing. The costs and time involved in obtaining regulatory approvals for a proposed financing deemed fair to all shareholders unfortunately proved prohibitive.

In 2012, we concentrated our efforts on ongoing metallurgical and grinding studies. Results were summarized in a press release dated December 13, 2102, (www.sedar.com). Recoveries of free milling gold ranged from 79% to 93% over a 48 hour retention time. Recoveries of low grade material (0.52 – 0.57 gAu/tonne) ranged from 79% to 83% with residue (tails) grades of 0.09 – 0.12 gAu/tonne. The mineralization is clean with respect to deleterious elements and acid/base accounting indicates the tailing will not be acid generating. Grinding tests suggest the amenability of conventional ball mills with electrical consumption of 18.3 kilowatt hours per metric tonne. In summary, the material is amenable to conventional milling techniques demonstrates reasonable recoveries for these grades and does not pose any extraordinary environmental challenges.

A comprehensive review of the extensive historic database, fieldwork, examination of core, structural measurements, drill hole collar location verification and recognition of alteration/structural controls by independent consultants InnovExplo Inc. resulted in a revised geological model for the Moss Lake deposit. The new geological model has demonstrated that the historic QES and Main Zones are, in fact, the continuity of the same mineralized system and mineralization occurs in between. The result is not only a significant increase in resources, but also an increase in the level of confidence in the geological and grade distribution continuities of the Moss Lake deposit.

The results of this work were subsequently released February 20, 2013, and include a material increase in resource estimates including Indicated Resources of about 40 million tonnes grading 1.1 gAu/tonne or about 1.4 million contained ounces and additional Inferred Resources of about 50 million tonnes grading 1.1 gAu/tonne or about 1.7 million contained ounces of gold (Press Release dated February 20, 2013). Additionally, considerable potential to increase resources with further drilling was recognized. Also, the carrying value of the exploration properties in the table above equates to $1.00 per resource ounce.

Due to this material increase in resource estimates, management requested an immediate 43101 resource update Technical Report which will be filed within 45 days. These resources form the basis of ongoing pit optimization and the Preliminary Economic Assessment technical report is scheduled to be completed and follow soon after the resource update technical report.

The Company maintains a camp on the property and pays an annual advanced royalty of $21,875 per annum in lieu of an 8.75% net profit royalty prior to commercial production. The Company's claims and mining leases are in good standing with sufficient reserve credits to maintain the properties for over 10 years. Overall, fixed costs to maintain operations, pay taxes, royalties and upkeep are about $30,000 per year. The claims require $85,000 in assessment credits per year. The Company has over $850,000 in banked assessment credits available.

Corporate and general costs are tightly monitored and include legal, audit, insurance, transfer agent, listing and filing fees. These minimum requirements to maintain a listed company amount to approximately $60,000 per year. The amount of money spent on promotion is variable year to year. In 2011, we attended the Cambridge House investment conference in Vancouver. This offered the opportunity to meet with existing shareholders and promote Moss Lake's potential to a broader audience. In March, 2012, independent directors attended the Prospectors and Developers convention in Toronto. In 2012, Management compiled the elements required to provide its shareholders with a reasonable, independent economic assessment of the Moss Lake project. We believe this has been done in a cost effective and timely manner and look forward to releasing the PEA in the first half of 2013.

Resource Estimates and Project Advancement
On February 20, 2013, the Company released revised resource estimates for the Moss Lake deposit as listed below. The results increased indicated resource contained ounces by about 30% and increased additional inferred resource contained ounces by about 225%. Furthermore, potential to significantly increase resources with further drilling was recognized.

As described above, this work will culminate in a revised 43-101 Technical Report and Resource Estimate (within 45 days of February 20, 2013) followed by a 43-101 Technical Report – Preliminary Economic Assessment shortly thereafter. This will give directors, shareholders and markets the technical information required to value the Company's assets.

Moss Lake – 2013 MINERAL RESOURCE ESTIMATE
Open Pit Potential – Mineral Resource>0.5 g/tAu (within Pit Shell)
Zone	Indicated Resource			Inferred Resource
	Tonnes	g/tAu	Ounces	Tonnes	g/tAu	Ounces
101	7,655,000	1.1	268,800	2,684,000	1.4	120,100
102	32,140,000	1.1	1,108,500	9,984,000	1.1	360,000
Other				36,235,000	1.0	1,136,200
Sub-Total	39,795,000	1.1	1,377,300	48,904,000	1.0	1,616,300
Underground Potential – Mineral Resource >2.0g/tAu (outside Pit Shell)
Zone	Indicated Resource			Inferred Resource
	Tonnes	g/tAu	Ounces	Tonnes	g/tAu	Ounces
101				223,000	3.2	22,700
102				290,000	2.4	22,600
Other				949,000	3.0	90,100
Sub-Total				1,461,000	2.9	135,400

Mineral Resource Total (Open Pit and Underground Potential combined)
Zone	Indicated Resource			Inferred Resource
	Tonnes	g/tAu	Ounces	Tonnes	g/tAu	Ounces
101	7,655,000	1.1	268,800	2,907,000	1.5	142,800
102	32,140,000	1.1	1,108,500	10,274,000	1.2	382,600
Other				37,184,000	1.0	1,226,300
Total	39,795,000	1.1	1,377,300	50,364,000	1.1	1,751,600

●
The Independent and Qualified Persons for the Mineral Resource Estimate, as defined by Regulation 43-101, are Pierre-Luc Richard, M.Sc., P.Geo. (InnovExplo Inc.), and Carl Pelletier, B.Sc., P.Geo. (InnovExplo Inc.), and the effective date of the estimate is February 08, 2013.

●	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

●
In-Pit results are presented undiluted and in situ, within Whittle-optimized pit shells. Underground results are presented undiluted and in situ, outside Whittle-optimized pit shells. The estimate includes 18 gold-bearing zones and the envelope containing isolated gold intercepts.

●
In-Pit and Underground resources were compiled at cut-off grades from 0.3 to 5.0 g/t Au (for sensibility characterization). A cut-off grade of 0.5 g/t Au was selected as the official in-pit cut-off grade and a cut-off grade of 2.0 g/t Au was selected as the official underground cut-off grade.

●
Whittle parameters used: Mining cost = C$2.28/tonne; Pit slope angle = 50.0 degrees; Processing cost = C$9.55; Mining Dilution = 5%; Recovery Mining 95%; Processing Recovery varying from 80% to 85%; Gold price C$1,500.

●	Cut-off grades must be re-evaluated in light of prevailing market conditions (gold price, exchange rate and mining cost).

●	The estimate is based on 352 diamond drill holes (90,978 metres) drilled from 1983 to 2008.

●	A fixed density of 2.78 g/cm3 was used.

●	A minimum true thickness of 5.0 m was applied, using the grade of the adjacent material when assayed, or a value of zero when not assayed.

●	Supported by statistics analysis and high grade distribution through the deposit, capping was established at 35 g/t Au.

●	Compositing was done on drill hole sections falling within the mineralized zone solids (composite = 1 m).

●
Resources were evaluated from drill hole samples using ID2 interpolation method in a multi-folder percent block model using Gems Version 6.4. Based on geostatistics, ellipses range for interpolation was 75m X 67.5m X 40m.

●
The Indicated category is defined by the combination of blocks within the two main zones (101 and 102) and various statistics such as average distance to composites, distance to closest composite, quantity of drill holes within the search area.

●	Ounce (troy) = Metric tons x Grade / 31.10348. Calculations used metric units (metres, tonnes and g/t).

●	The number of metric tons was rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects; rounding followed the recommendations in Regulation 43-101.

●
InnovExplo is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political or marketing issues or any other relevant issue that could materially affect the Mineral Resource Estimate.

SUMMARY OF QUARTERLY RESULTS

		2012
	4thQuarter	3rdQuarter	2ndQuarter	1stQuarter
Working capital (deficit)	$(954,500)	$(707,666)	$(558,734)	$1,370,194
Net loss(in thousands)	(95)	(100)	(167)	(90)
Net loss per share	(0.00)	(0.00)	(0.00)	(0.00)

		2011
	4thQuarter	3rdQuarter	2ndQuarter	1st Quarter
Working capital (deficit)	$1,431,444	$1,524,823	$1,631,732	$(426,694)
Net loss (in thousands)	(77)	(92)	(213)	(101)
Net loss per share	(0.00)	0.00)	(0.01)	(0.00)

Although the corporate and general costs have been tightly controlled, the Company's net loss grew significantly in the second quarter due to a non-cash stock compensation expense of $75,415 in the second quarter, 2012. The Company has no revenue and its principal expenses remain interest on debt and corporate and general requirements.

LIQUIDITY AND CAPITAL RESOURCES

The Company is a venture issuer involved in mineral exploration and development. It, therefore, does not generate sales nor revenue. The Company's objective is to advance its assets to a point where their economic relevance may be demonstrated and build a mine capable of providing a return on capital for its shareholders. Mineral exploration is by nature a high risk – high reward business.

On April 29, 2011, the Company obtained a $2,000,000 loan from Wesdome. In consideration for the loan, the Company issued to Wesdome a convertible unsecured promissory note having a two year term and bearing interest at a rate of 8% per annum. The principal amount of the note is convertible into common shares at $0.50 per share. During the second quarter of 2011, Management and Directors contributed $160,000 to the treasury by exercising stock options.

At December31, 2012, the Company had cash resources of $1,062,099. The Company has been around since 1996 and has been funded historically by equity issues or advances and loans from its parent company, Wesdome. The Company's sole asset is mining claims and leases which host the Moss Lake gold deposit. The gold market is very strong and the future of the Company depends on work designed to assess the potential economic viability of this asset. Wesdome understands the potential of this asset over the long term and has historically supported the Company's efforts by providing loans and advances to cover working capital requirements when needed.

The Company's current working capital requirements are discussed in detail in the Discussion of Operations section. Fixed costs to maintain operations, pay taxes and royalties and upkeep are about $30,000 per annum. Corporate and general costs to maintain the requirements of a listed company have been about $63,000 in 2012 and $100,000 in 2011. The conversion to IFRS accounting standards resulted in a one-time increase in these costs in 2011 to $162,000.  Growing regulatory compliance burdens continue to increase this cost. working capital requirements are estimated at $130,000 per year.  Therefore, minimum working capital requirements are estimated at $130,000 per year.

Estimated Working Capital Requirements	2013
Complete Preliminary Economic Assessment	250,000
Corporate & General	130,000
Convertible Note repayment	2,000,000
Total:	$2,380,000

The Company has sufficient cash to fund ongoing studies that would lead to the preparation of the Preliminary Economic Assessment or scoping study. The resulting report will provide the basis of a decision to advance development, finance further exploration or consider other options. Additionally, we must repay or extend our loan from Wesdome. We must promote the stock and raise additional funds to advance the project. Tough decisions will be made based on the results and recommendations of the report. Wesdome has backstopped us in the past but we cannot rely on this.

TRANSACTIONS WITH RELATED PARTIES

In 2012, 600,000 options to purchase common shares (2011: 600,000), with a fair value of $75,415 (2011: $117,000) were issued to the directors and senior management of the Company.

Under the terms of a management agreement, Wesdome, as manager, provides technical and administrative support and carries out exploration programs on the Moss Lake and the Fountain Lake Properties for an indefinite term. Wesdome is entitled to administrative fees, expressed as a percentage of allowable costs (as defined and including capital expenditures) of 7.5% during the exploration phase, 5% during the development and pre-production phase and 2.5% after commencement of commercial production. Administrative fees charged amounted to $14,199 and $7,315 for 2012 and 2011, respectively, all of which were capitalized to exploration properties.

Payables and accruals at December 31, 2012 and 2011 included $18,032 and $6,780, respectively, due to Wesdome.

The transactions with Wesdome are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Other than as described above, there are no contractual or other commitments between the related parties.

CRITICAL ACCOUNTING ESTIMATES

While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Exploration Properties
The Company has not yet determined whether its exploration properties contain reserves that are economically recoverable. The recoverability of the carrying values of exploration properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production there from or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values. Management conducts periodic reviews of its mineral properties to determine if write-downs are required. Management estimated that no write-downs were required in 2012 or 2011.

Deferred Income Tax
Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unclaimed losses carried forward and are measured using the substantively enacted tax rates that will be in effect when the differences are estimated to reverse or losses are estimated to be utilized. Deferred income tax assets are recognized to the extent that the recoverability is probable.

The Company evaluates the likelihood of using all or a portion of the deductible temporary differences and loss carryforwards based on expected future earnings, the utilization of the deductible temporary differences and the expiry of its loss carryforwards.

Based on this information, the Company determines the appropriate amount of deferred income tax assets it estimates it is probable that it can utilize. At the end of the current year, the Company determined that it is not probable that it will utilize any portion of its deductible temporary differences or loss carryforwards and therefore, no amount has been recognized.

FINANCIAL INSTRUMENTS

On April 29, 2011, the Company obtained a $2,000,000 loan from Wesdome. In consideration for the loan, the Company issued to Wesdome a convertible unsecured promissory note having a two year term and bearing interest at a rate of 8% per annum. The principal amount of the note is convertible into common shares at $0.50 per share.

The Company's other financial instruments consist of cash, receivables and payables. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair value of these financial instruments approximate the carrying values.

FINANCIAL INSTRUMENTS – DISCLOSURES AND PRESENTATION

Financial instruments disclosures requires the Company to provide information about: a) the significance of financial instruments for the Company's financial position and performance and b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the Company manages those risks.

Financial Instruments

Following is a table which sets out the fair values of recognized financial instruments using the valuation methods and assumptions described below:

	2012	2011
Financial assets
Loans and receivable:
Cash	$1,062,099	$1,448,261
Receivables and other assets	14,725	8,706
Financial liabilities
Other financial liabilities:
Payables and accruals	86,705	25,523
Convertible promissory note	1,944,619	1,782,953

Determination of Fair Value

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between willing parties. The Company uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the balance sheet as follows:

Cash – The carrying amounts approximate fair values due to the short maturity of these financial instruments.

Receivables and other assets – The carrying amounts approximate fair values due to the short maturity of these financial instruments.

Other financial liabilities – Payables, accruals and the convertible promissory note are carried at amortized cost. The carrying amount of payables and accruals approximates fair values due to the short maturity of these financial instruments. The fair value of the convertible promissory note was considered to approximate its carrying amount due to discounting at a market rate.

Financial Risk Management

The Company is exposed to a number of different risks arising from normal course business exposures, as well as the Company's use of financial instruments. These risk factors include: (1) market risks relating to interest rate risk; (2) liquidity risk; and, (3) credit risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and establishes and monitors risk management policies to: identify and analyze the risks faced by the Company; to set appropriate risk limits and controls; and to monitor risks and adherence to market conditions and the Company's activities.

1)    Market Risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the Company's financial assets, liabilities and expected future cash flows are limited to interest rate risk. Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. Fluctuations in market rates of interest do not have a significant impact on the Company's results of operations due to the short term to maturity of the investments held.

    2)     Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from anticipated investing and financing activities. The Company believes it has access to sufficient capital through equity and debt capital markets. Senior management is also actively involved in the review and approval of planned expenditures.

The following table shows the timing of cash outflows relating to the Company's liabilities:

December 31, 2012	<1 Year	1-2 Years
Payables & accruals	$86,705	-
Convertible promissory note	$2,051,726	-

December 31, 2011	<1 Year	1-2 Years
Payables & accruals	$25,523	-
Convertible promissory note	$160,000	2,051,726

    3)    Credit Risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company's accounts receivable consist primarily of deposits and government refunds. The Company estimates its maximum exposure to be the carrying value of cash and receivables. The Company manages credit risk by maintaining bank accounts with Schedule 1 Canadian banks. The Company's cash is not subject to any external restrictions.

ENVIRONMENT

Moss Lake is committed to a program of environmental protection at its exploration sites. Management believes that it was in material compliance with government regulations in 2012.

RISKS AND UNCERTAINTIES

The inherent risks which most profoundly affect the Company's activities are the price of gold and the ability of the Company to obtain financing necessary to establish economic ore reserves.

The Company has been in existence continually since 1996 and has survived through both strong and weak portions of the commodities and risk capital market cycles. The Company's majority shareholder, Wesdome, has backstopped and supported the Company's efforts in the past but there can be no assurance it will continue to do so. With this history, the current strong gold prices, positive advancement of the project and growing interest in the Company's assets, the going concern assumption remains reasonable at this point in time.

The implications of Ontario's recently proposed new Mining Act regulations are difficult to assess at this time. A complex system of permitting, consultation and accommodation of First Nations Communities is proposed. The stated goal of the regulations is to provide clarity. It is most likely that the costs of conducting fieldwork will increase and timelines will be extended. The proposed regulations are currently open for comment. Industry participants consider this legislation potentially a material risk to conducting business in Ontario.

OUTLOOK

The Company expects to release results of the Preliminary Economic Assessment in the first half of 2013. We want to share and define the economic conditions necessary to support a hypothetical mining operation at Moss Lake with our shareholders, the market and our directors. We aim to get this done before spring, 2013, when our loan with Wesdome Gold Mines is due. We must have information to establish strategic direction.

We are very excited about the new geological model, resource model and potential for increases. Gold deposits of this calibre and favourable geometry for surface mining are very rare. Its location, with road access only one hour from Thunder Bay, Ontario, limits potential infrastructure costs and political uncertainty and risk.

SUMMARY OF SHARES ISSUED

As of April 25, 2013, the Company's share information is as follows:

Common shares issued	47,034,679
Common share purchase options	2,400,000